Room 4561

March 31, 2006

Mr. Peter J. Ungaro
Chief Executive Officer and President
Cray, Inc.
411 First Avenue South
Suite 600
Seattle, WA 98104-2860

      Re: Cray, Inc.
              Form 10-K for Fiscal Year Ended December 31, 2004
              Filed April 1, 2005
              Form 10-Q for the Quarter Ended June 30, 2005
              Filed August 9, 2005
              Form 8-K filed February 7, 2005
              Form 8-K filed April 15, 2005
              Form 12b-25 filed March 17, 2006
              File No. 000-26820

Dear Mr. Ungaro:

      We have reviewed your response to our letter dated March 13, 2006 in connection with our review of the above referenced filings and have the following comment. Please note that we have limited our review to the matters addressed in the comment below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 12b-25, Filed March 17, 2006

1. We note from disclosures in Form 12b-25 (filed March 17, 2006) that the Company's management, audit committee and auditor's are reviewing an issue to determine whether revenue recognized in 2004 under a product development contract was appropriately recorded. Tell us how you considered filing an Item 4.02 8-K in connection with this issue. We may have further comment based on your response.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact April Coleman, Staff Accountant, at (202) 551-3458, Thomas Ferraro, Senior Staff Accountant, at (202) 551-3225 or me at (202) 551-3730 you have questions regarding these comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief